January 30, 2026

J. Lindsey Alley
Chief Financial Officer
Houlihan Lokey, Inc.
10250 Constellation Blvd.
5th Floor
Los Angeles, California 90067

        Re: Houlihan Lokey, Inc.
            Form 10-K for the Fiscal Year Ended March 31, 2025
            Form 8-K filed January 29, 2026
            File No. 001-37537
Dear J. Lindsey Alley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed January 29, 2026
Exhibit 99.1
Non-GAAP Financial Measures, page 5

1. Please revise your disclosures in future filings to further discuss the reasons why you believe that presentation of these non-GAAP financial measures provide useful information to investors and describe each of the adjusting items. Refer to paragraph
       (e)(1)(i)(C) of Item 10 of Regulation S-K.
Reconciliation of GAAP to Adjusted Financial Information, page 8

2. We note the adjustments for "acquisition related compensation and benefits" in each of your non-GAAP measures appear to include deferred retention payments related to certain acquisitions. Please tell us and quantify the components comprising each of this adjustment for each period presented and clarify whether these payments are settled in cash and require continued employment. As part of your response, please explain how you determined that these were not normal, recurring, cash operating expenses of your
 January 30, 2026
Page 2

       business. Refer to Question 100.01 of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 323-965-3807 or Robert Klein at 202-551-3847
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance